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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                             MCM Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                   55269B105
                                 (CUSIP Number)

                               John M. Allen, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 22, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 55269B105                 13D


(1)        NAME OF REPORTING PERSON                                                   Robert Michael Whyte
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a)

                                                                                      (b)
(3)        SEC USE ONLY

(4)        SOURCE OF FUNDS                                                                                            PF

(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                                                   [  ]


(6)        CITIZENSHIP OR PLACE OF ORGANIZATION                                                                   Australian



                                   (7)        SOLE VOTING POWER                                                    1,180,000
Number of Shares
Beneficially Owned
by Each Reporting
Person With                        (8)        SHARED VOTING POWER                                                    250,000

                                   (9)        SOLE DISPOSITIVE POWER                                               1,180,000

                                   (10)       SHARED DISPOSITIVE POWER                                               250,000

(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            1,430,000

(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                        [  ]

(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                           17.0%

(14)       TYPE OF REPORTING PERSON                                                                                      IN



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CUSIP No. 55269B105                 13D


                                  Schedule 13D


Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of MCM Capital Group, Inc., a Delaware corporation (the "Issuer" or the "Company"). The Company's principal executive offices are located at 5775 Roscoe Court, San Diego, California 92123.

Item 2.  Identity and Background.

         (a)      Robert Michael Whyte ("Mr. Whyte") is the reporting person.

         (b) Mr. Whyte's principal business address is c/o Audant Investments, Pty. Limited, Level 4, 111 Harrington Street, Sydney NSW 2000, Australia.

         (c) Mr. Whyte is Executive Chairman of Audant Investments, Pty. Limited, an investment and holding company, the principal executive offices of which are located at Level 4, 111 Harrington Street, Sydney NSW 2000, Australia. In addition, Mr. Whyte serves as a director on Issuer's board.

         (d) Mr. Whyte has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Whyte has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Whyte is an Australian citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         On February 22, 2002, Mr. Whyte purchased 100,000 shares of the Company's Series A Senior Cumulative Participating Convertible Preferred Stock (the "Series A preferred stock") at a price of $5.00 per share. Each share of Series A preferred stock is convertible at the option of the holder at any time into shares of common stock at a conversion price of $.50 per share of common stock, subject to customary anti-dilution adjustments. The Series A preferred stock has a cumulative dividend, payable semi-annually. Until February 15, 2004, dividends are payable in cash and/or additional shares of Series A preferred stock, at the Company's option, at the rate of 10.0% per annum. Thereafter, dividends will be payable only in cash, at a rate of


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CUSIP No. 55269B105                 13D


10.0% per annum. The dividend rate increases to 15.0% per annum in the event of a qualified public offering, a change of control (each as defined in the Certificate of Designation filed as Exhibit 4 hereto) or the sale of all or substantially all of the assets of the Company. In the event dividends are not declared or paid, the dividends will accumulate on a compounded basis. The Series A preferred stock has a liquidation preference equal to the sum of the stated value of the Series A preferred stock ($500,000 in the aggregate) plus all accrued and unpaid dividends thereon and a participation payment equal to shares of common stock at the conversion price and/or such other consideration that would be payable to holders of the Series A preferred stock if their shares had been converted into shares of the Company's common stock immediately prior to the liquidation event.

         The Series A preferred stock ranks senior to the common stock and any other junior securities with respect to the payment of dividends and liquidating distributions. The Company is prohibited from issuing any capital stock that ranks senior to the Series A preferred stock without the consent of the holders of a majority of the outstanding shares of Series A preferred stock.

         Upon the occurrence of a qualified public offering, a change in control, or a sale of the Company (each as defined in the Certificate of Designation), the Company may, by decision of the then independent members of its Board of Directors, redeem the outstanding Series A preferred stock held by Mr. Whyte in whole but not in part at an aggregate redemption price equal to the $500,000 liquidation preference plus the participation payment.

         The holders of the Series A preferred stock will be entitled to vote on as converted basis with the holders of the common stock as a single class and will have the right to vote as a class on certain specified matters. In the event that the Company fails to pay dividends for either two consecutive semi-annual periods or any four semi-annual periods, the holders of the Series A preferred stock are entitled to designate two directors to serve on the Company's Board of Directors for as long as at least 10% of the shares of the Series A preferred stock remain outstanding. The holders of the Series A preferred stock also have been granted registration rights in respect of the common stock underlying the Series A preferred stock.

         Mr. Whyte purchased the Series A preferred stock with personal funds.

         Mr. Whyte had previously acquired 180,000 shares of the Company's Common Stock, using his personal funds.

         In addition, Mr. Whyte is a Manager of, and holds a 15% membership interest in, CTW Funding LLC, a Delaware limited liability company (the "LLC"), which owns 250,000 warrants (all exercisable immediately and expiring on October 31, 2005


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CUSIP No. 55269B105                 13D



with the right to purchase up to 250,000 shares of the Company's Common Stock at $0.01 per share).

Item 4. Purpose of Transaction.

         Mr. Whyte acquired the shares of Common Stock, Series A preferred stock and interest in the LLC holding the warrants reported herein for investment purposes. Mr. Whyte will continuously evaluate his ownership of the Common Stock and the Series A preferred stock and the Company's business and industry. Depending on market conditions and other factors that Mr. Whyte may deem material to his investment decision, Mr. Whyte may acquire additional shares of Common Stock, or dispose of shares of Common Stock, Series A preferred stock or the warrants, from time to time, in open market or privately negotiated transactions. He has no plans or proposals that would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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CUSIP No. 55269B105                 13D


         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) Pursuant to Rule 13d-3 of the Exchange Act, Mr. Whyte may be deemed the beneficial owner of 1,430,000 shares of Common Stock, including the 180,000 shares he previously acquired, the 250,000 warrants held by the LLC (all exercisable immediately and expiring on October 31, 2005 with the right to purchase up to 250,000 shares of the Company's Common Stock at $0.01 per share) and 1,000,000 shares of Common Stock issuable on conversion of the Series A preferred stock. Assuming exercise by the LLC of the 250,000 warrants for 250,000 shares of the Company's Common Stock and conversion of the Series A preferred stock into 1,000,000 shares of the Company's Common Stock, Mr. Whyte may be deemed to beneficially own (personally and through the LLC) approximately 17.0% of the Company's outstanding shares of Common Stock (computed on the basis of 7,161,131 shares of Common Stock currently outstanding, as reported in the Company's Form 10Q, filed with the Securities and Exchange Commission on November 13, 2001). Mr. Whyte disclaims beneficial ownership of the shares of Common Stock that may be acquired on exercise of the warrants held by the LLC to the extent they exceed his 15% ownership interest in the LLC.

         (b) Mr. Whyte has sole voting and dispositive power with respect to the 180,000 shares of Common Stock and the 1,000,000 shares of Common Stock issuable upon conversion of the Series A preferred stock. Additionally, he has shared voting and dispositive power with respect to the 250,000 warrants held by the LLC with the other managers of the LLC.

         (c) On February 22, 2002, Mr. Whyte purchased 100,000 shares of the Company's Series A preferred stock. See Item 3 above.

         (d) As noted above, Mr. Whyte shares dispositive power with respect to the 250,000 warrants held by the LLC with the other managers of the LLC.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In order to provide Midland Credit Management, Inc., a wholly-owned operating subsidiary of the Issuer with a secured credit faculty, CP International Investments Limited ("CPII"), Mr. Whyte, a subsidiary of Triarc Companies, Inc.

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CUSIP No. 55269B105                 13D


("Triarc") and a number of individuals and entities associated or affiliated with Triarc (collectively, the "Triarc Entities") formed the LLC. CPII retains a 60% interest in the LLC; Mr. Whyte holds a 15% interest with the remaining 25% being held by the Triarc Entities.

           The February 22, 2002 purchase of Series A preferred stock (referred to in Item 3 above) was made pursuant to a Purchase
Agreement in which Mr. Whyte, CPII and a number of individuals and entities associated with Triarc each purchased shares.

Item 7.    Materials to be Filed as Exhibits.


Exhibit 1 Warrant Agreement, dated as of October 31, 2000, incorporated by reference to Exhibit 2 of Amendment No. 1 to Form 13D of CP International Investments Limited and Consolidated Press International Holdings Limited, filed with the Commission on March 22, 2001.

Exhibit 2  First Amendment to Warrant Agreement, dated as of March
           13, 2001, incorporated by reference to Exhibit 3 of Amendment No. 1 to Form 13D of CP International Investments Limited and Consolidated Press International Holdings Limited, filed with the Commission on March 22, 2001.

Exhibit 3  Second Amendment to Credit Agreement, dated as of June
           30, 2001, incorporated by reference to Exhibit 5 of Amendment No. 2 to Form 13D of CP International Investments Limited and Consolidated Press International Holdings Limited, filed with the Commission on August 28, 2001.

Exhibit 4 Certificate of Designation relating to the Series A Senior Cumulative Participating Convertible Preferred Stock, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.

Exhibit 5  Specimen of Share Certificate of Series A Senior
           Cumulative Participating Convertible Preferred Stock, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.

Exhibit 6 Purchase Agreement, dated as of February 15, 2002, between MCM Capital Group, Inc. and the several Purchasers listed on Schedule A thereto, incorporated by reference to
           Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.


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Exhibit 7  Registration Rights Agreement, dated as of February 15,
           2002, between MCM Capital Group, Inc. and the several Purchasers listed on Schedule A thereto, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.

Exhibit 8 Letter Agreement dated February 21, 2002 among ING (U.S.) Capital LLC, MCM Capital Group, Inc., and the purchasers of Series A Senior Cumulative Participating Convertible Preferred Stock , incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  March 1, 2002

                                      Robert Michael Whyte



                                      By   /s/ Robert Michael Whyte
                                           ------------------------------------


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